Allied Asset Advisors Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin  53202

October 10, 2012

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:	Allied Asset Advisors Funds (the “Trust”)
File Nos.: 33-30924 and 811-9821

Dear Ms. DiAngelo,

On behalf of the Trust, I am writing in response to the June 29, 2012, oral comments received from the U.S. Securities and Exchange Commission Staff (the “Staff”) regarding the Staff’s recent review of the Trust’s annual shareholder report filed on Form N-CSR, annual proxy voting records report on Form N-PX, and quarterly portfolio holdings report on Form N-Q.  For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s respective responses.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Iman Fund (the “Fund”) hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff regarding reports filed on Form N-CSR, Form N-PX and Form N-Q, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Funds.

Ms. Christina DiAngelo
United States Securities and Exchange Commission
October 10, 2012

Form N-CSR

1.
Staff Comment: With respect to the financial statement on page 9 of the Trust’s annual report for the period ending May 31, 2011, in future filings, please include the rates associated with investments in preferred stocks.

Response: The Trust undertakes to include rates associated with investments in preferred stocks in future filings.

2.
Staff Comment: With respect to each Trustee’s “Term of Office and Tenure” information provided in the table on page 22 of the Trust’s annual report, in future filings, please include the period of each Trustee’s term of office (e.g. indefinite, until successor elected).

Response:  The Trust responds by stating that each Trustee will hold office until termination of the Trust or his earlier death, resignation, retirement, incapacity or removal.  In future filings the Trust undertakes to include such information.

3.
Staff Comment: Please confirm that the class identifying information on EDGAR indicating “Class K” shares for the  Fund is accurate as there is no reference to Class K shares anywhere else in the Trust’s annual report.

Response: The Trust responds by stating that Class K is the correct classification for the one and only class of shares currently issued by the Fund.

Form N-PX

4.
Staff Comment: In the Trust’s Form N-PX for the period ended June 30, 2011, the report shows “No Vote” for a number of proposals.  Please explain how that is consistent with the Fund’s proxy voting policies and procedures.

Response:  The Adviser acknowledges that during the twelve months ended June 30, 2011, it failed to vote all of the proxies on securities held by the Trust, which is its only client.  The Adviser has also reviewed its records and found that its failure to vote some proxies continued into 2012.

The Adviser has discussed with the independent trustees of the Trust its failure to adhere fully to the Trust’s proxy voting policies and procedures.  At the request of the independent trustees, the Adviser has designated a different officer of the Adviser to oversee the voting of proxies.  In addition, the independent trustees have insisted that that officer vote all proxies on the securities held by the Trust in compliance with the Trust's proxy voting policies and procedures and have instructed the Trust's chief compliance officer to monitor the voting of proxies and report to them any failure to comply with those policies and procedures.

The President of the Adviser informed the independent trustees that, in his judgment, in each instance where a proxy on securities held by the Trust was not voted, the number of shares held by the Trust was very insignificant in relation to the outstanding shares eligible to vote on that issue.

Ms. Christina DiAngelo
United States Securities and Exchange Commission
October 10, 2012

Form N-Q

5.
Staff Comment:  Article 12, Rule 12-12, footnote 8 of Regulation S-X requires certain tax information be presented in the Fund’s Schedule of Investments, including disclosure of  tax cost.  In the footnotes to the Fund’s Schedule of investments presented on its Form N-Q, it states that tax adjustments are calculated annually.  If possible, please consider updating the tax cost on a quarterly basis in future filings.

Response: The Trust responds by stating that we confirmed with the USBFS tax department of U.S. Bancorp Fund Services, LLP that tax adjustments cannot be accurately updated on a quarterly basis.  The Trust’s fund administrator follows a standard practice of making annual adjustments for the Fund, as it does for all funds that it services.

DEF 14A

6.
Staff Comment: With respect to the proxy statement file on July 28, 2008, as required, the Fund discussed the results of the proxy statement in the next annual or semi-annual report filed by the Fund.  However, the Fund is also required by Item 77C of Form N-SAR to discuss the results of any proxy statement sent to shareholders in the next Form N-SAR filed by the Fund.  In future filings, please include a discussion of the results of any proxy statement in both the next filed annual or semi-annual report, as well as in the next filed Form N-SAR.

Response:  The Trust has not issued any proxy statement since the proxy statement filed on July 28, 2008.  The Trust undertakes to include a discussion of any proxy statement sent to shareholders in both the next filed annual or semi-annual report, as well as in its Form N-SAR.

If you have any questions regarding the responses to these comments, please do not hesitate to contact Alia Vasquez on behalf of the Fund at 414 -765-6620.

Sincerely,

/s/ Alia M. Vasquez
Alia M. Vasquez, Esq.
for U.S. Bancorp Fund Services, LLC